FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO: 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 22, 2006

TO THE PROSPECTUS DATED APRIL 26, 2006

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2006 relating to our offering of 475,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 16, 2006 and supplement no. 2 dated August 11, 2006. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	the acquisition of a five-story office building containing approximately 182,000 rentable square feet located on a 10.5-acre parcel of land in Lancaster, South Carolina;

•	the acquisition of a three-story office building containing approximately 139,000 rentable square feet located on a 9.2-acre parcel of land in Arlington, Texas;

•	the acquisition of a 26-story office building containing approximately 1.0 million rentable square feet located on a 2.8-acre parcel of land in Newark, New Jersey;

•	information regarding our indebtedness.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering had been terminated.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for our follow-on offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and the 174.4 million unsold dividend reinvestment plan shares registered under the initial public offering. As of September 19, 2006, we had received gross offering proceeds of approximately $605.6 million from the sale of approximately 60.6 million shares in our follow-on offering.

As of September 19, 2006, we had received aggregate gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.7 million shares in our public offerings. After incurring approximately $51.4 million in acquisition fees, approximately $241.9 million in selling commissions and dealer manager fees, approximately $39.8 million in other organization and offering expenses, and funding common stock redemptions of approximately $38.7 million pursuant to the share redemption program, as of September 19, 2006, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.2 billion, substantially all of which had been invested in real estate properties.

Acquisition of the Edgewater Corporate Center Building

On September 6, 2006, we purchased a five-story office building containing approximately 182,000 rentable square feet (the “Edgewater Corporate Center Building”) for approximately $35.5 million, exclusive closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The Edgewater Corporate Center Building is located on an approximate 10.5-acre parcel of land at 3023 HSBC Way in Lancaster, South Carolina. The Edgewater Corporate Center Building was purchased from Edgewater Partners One, LLC, which is not affiliated with us or Wells Capital, Inc.

The Edgewater Corporate Center Building, which was completed in 2006, is entirely leased to Decision One Mortgage Company, LLC (“Decision One”). Decision One, a subsidiary of HSBC Finance Corporation, is a wholesale lender in the non-conforming residential sector of the mortgage industry. HSBC Finance, which guarantees the Decision One lease, is the consumer-lending arm of British banking giant HSBC Holdings plc. HSBC Finance offers home mortgages, automobile loans and personal loans to middle-class clients in the US, the UK, Canada, Ireland, the Czech Republic and Hungary. HSBC Finance also issues Visa and MasterCard credit cards, as well as private-label cards for third parties. HSBC Finance reported a net worth, as of June 30, 2006, of approximately $20.1 billion. The current annual base rent payable under the Decision One lease, which commenced in July 2006 and expires in August 2016, is approximately $2.8 million. Decision One has the right, at its option, to extend the initial term of its lease for three additional five-year periods.

We do not intend to make significant renovations or improvements to the Edgewater Corporate Center Building in the near term. We believe that the Edgewater Corporate Center Building is adequately insured.

Acquisition of the 4300 Centreway Place Building

On September 19, 2006, we purchased a three-story office building containing approximately 139,000 rentable square feet (the “4300 Centreway Place Building”) for approximately $19.3 million, exclusive closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The 4300 Centreway Place Building is located on an approximate 9.2-acre parcel of land at 4300 Centreway Place in Arlington, Texas. The 4300 Centreway Place Building was purchased from Petula Associates, LTD, which is not affiliated with us or Wells Capital, Inc.

The 4300 Centreway Place Building, which was completed in 1998, is entirely leased to Aetna Life Insurance Company (“Aetna Life”). Aetna Life, a subsidiary of Aetna Inc. (“Aetna”), offers group life and individual life insurance policies throughout North America. Aetna, which is traded on the New York Stock Exchange, is a diversified health care benefits company. Aetna offers a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life, long-term care and disability plans, and medical management capabilities. Aetna reported a net worth, as of June 30, 2006, of approximately $9.96 billion. The current annual base rent payable under the Aetna Life lease, which originally commenced in July 1998 and expires in July 2012, is approximately $2.3 million. Aetna has the right, at its option, to extend the term of its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the 4300 Centreway Place Building in the near term. We believe that the 4300 Centreway Place Building is adequately insured.

Acquisition of the 80 Park Plaza Building

On September 21, 2006, we purchased a 26-story office building containing approximately 1.0 million rentable square feet (the “80 Park Plaza Building”) for approximately $147.5 million, exclusive closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The 80 Park Plaza Building is located on an approximate 2.8-acre parcel of land at 1135-1155 Raymond Boulevard in Newark, New Jersey. The 80 Park Plaza Building was purchased from Newark Urban Renewal Investors, L.P., which is not affiliated with us or Wells Capital, Inc.

The 80 Park Plaza Building, which was completed in 1979, is entirely leased to Public Service Electric and Gas Company (“PSE&G”). PSE&G, a subsidiary of Public Service Enterprise Group, is one of the largest combined electric and gas companies in the United States and is also New Jersey’s oldest and largest publicly owned utility. PSE&G currently serves nearly three quarters of New Jersey’s population in a service area consisting of a 2,600-square-mile diagonal corridor across the state from Bergen to Gloucester Counties. PSE&G is the largest provider of gas and electric service, servicing 1.7 million gas customers and 2.1 million electric customers in more than 300 urban, suburban and rural communities, including New Jersey ‘s six largest cities. PSE&G reported a net worth, as of June 30, 2006, of approximately $7.8 billion. The current annual base rent payable under the PSE&G lease, which commenced in September 1980 and expires in September 2015, is approximately $8.6 million. PSE&G has the right, at its option, to extend the initial term of its lease for two additional periods of not less than 10 years nor more than 15 years each.

We do not intend to make significant renovations or improvements to the 80 Park Plaza Building in the near term. We believe that the 80 Park Plaza Building is adequately insured.

Indebtedness

As of September 22, 2006, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 23%. As of September 22, 2006, total indebtedness was approximately $663.3 million, which consisted of fixed-rate mortgages on certain properties of approximately $475.5 million, approximately $173.0 million outstanding under our $400.0 million credit facility and approximately $14.8 million outstanding under our construction line of credit. Based on the value of our borrowing-base properties, we had approximately $227.0 million in remaining capacity under our $400.0 million line of credit with Wachovia Bank, N.A., of which approximately $2.0 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 26, 2006, supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006 and supplement no. 3 dated September 22, 2006.

Supplement no. 1 includes:

•	the status of our ongoing public offerings;

•	the acquisition of two three-story office buildings containing approximately 268,000 rentable square feet located on a 16.4-acre parcel of land in Chandler, Arizona;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 11, 2006; and

•	our unaudited financial statements as of and for the three months ended March 31, 2006.

Supplement no. 2 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 354,000 rentable square feet located on a 15.2-acre parcel of land in Naperville, Illinois;

•	the acquisition of a four-story office building containing approximately 227,000 rentable square feet located on a 13.2-acre parcel of land in Orlando, Florida;

•	information regarding our indebtedness;

•	an amendment to our share redemption program and entering into an insurance agreement that may help us fund redemptions under the program upon the death of stockholders;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 10, 2006; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2006.

Supplement no. 3 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 182,000 rentable square feet located on a 10.5-acre parcel of land in Lancaster, South Carolina;

•	the acquisition of a three-story office building containing approximately 139,000 rentable square feet located on a 9.2-acre parcel of land in Arlington, Texas;

•	the acquisition of a 26-story office building containing approximately 1.0 million rentable square feet located on a 2.8-acre parcel of land in Newark, New Jersey;

•	information regarding our indebtedness.